Exhibit 99.5

Consent of Independent Registered Chartered Accountants

We consent to the incorporation by reference in Registration Statement No. 333-145107 on Form F-10 and Registration Statement No.’s 333-125486, 333-121629, 333-115750, 333-110964 and 333-103562 on Form S-8 of our reports relating to the consolidated financial statemens of TELUS Corporation (which report expresses an unqualified opinion and includes a separate report titled Comments by Independent Registered Chartered Accountants on Canada-United States of America Reporting Difference referring to changes that have an effect on the comparability of financial statements) and the effectiveness of TELUS Corporation’s internal controls over financial reporting dated February 13, 2008 appearing in the Annual Report on Form 40-F of TELUS Corporation for the year ended December 31, 2007.

(Signed Deloitte & Touche LLP)

Vancouver, British Columbia, Canada
March 14, 2008